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                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                               SCHEDULE 13G


                Under the Securities Exchange Act of 1934

                             (Amendment No. __) *



                         Heartland Bancshares, Inc.
             --------------------------------------------------
                             (Name of Issuer)


                               Common Stock
             --------------------------------------------------
                       (Title of Class of Securities)


                              421970 10 4
                         --------------------
                            (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                  Page 1 of 11 pages
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CUSIP No. 421970 10 4            13G          Page 2 of 11 Pages

1.   NAME OF REPORTING PERSON:
     Heartland Bancshares, Inc. Employee Stock Ownership Plan

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     37-1356594

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [ x ]
        (b)  [   ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Illinois

NUMBER OF       5.    SOLE VOTING POWER                  0
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER           70,150
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:            0
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:     70,150

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     70,150

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8.0%


12.  TYPE OF REPORTING PERSON: EP
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CUSIP No. 421970 10 4            13G          Page 3 of 11 Pages

1.   NAME OF REPORTING PERSON:  Paul R. Calcaterra

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     _____________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER              7,500
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER           83,750
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:        7,500
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:     87,350

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     94,850

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.8%


12.  TYPE OF REPORTING PERSON: IN
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CUSIP No. 421970 10 4            13G          Page 4 of 11 Pages

1.   NAME OF REPORTING PERSON:  B. D. Cross

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     _____________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER             12,500
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER           82,650
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:       12,500
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:     82,650

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     95,150

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.9%


12.  TYPE OF REPORTING PERSON: IN
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CUSIP No. 421970 10 4            13G          Page 5 of 11 Pages

1.   NAME OF REPORTING PERSON:  Charles Stevens

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     _____________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER             12,500
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER           82,659
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:       12,500
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:     82,650

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     95,150

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.9%


12.  TYPE OF REPORTING PERSON: IN
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CUSIP No. 421970 10 4            13G          Page 6 of 11 Pages

1.   NAME OF REPORTING PERSON:  James C. Walker

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     _____________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER             12,500
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER           82,650
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:       12,500
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:     82,650

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     95,150

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.9%


12.  TYPE OF REPORTING PERSON: IN
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CUSIP No. 421970 10 4            13G          Page 7 of 11 Pages

1.   NAME OF REPORTING PERSON:  Randall Youngblood

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     _____________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER             12,500
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER           82,650
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:       12,500
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:     82,650

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     95,150

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 10.9%


12.  TYPE OF REPORTING PERSON: IN
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                                              Page 8 of 11 Pages
ITEM 1(a)  NAME OF ISSUER.
           Heartland Bancshares, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           318 South Park Avenue
           Herrin, Illinois  62948-3604

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Heartland Bancshares, Inc. Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP:
           Paul R. Calcaterra, B.D. Cross, Charles Stevens, James
           C. Walker, and Randall Youngblood.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b).

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:


    (f)    [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F),

    (h)    [x]   Group, in accordance with Rule 13d-
                 1(b)(l)(ii)(H).

Item (a) (b) (c) (d) (e) (g) - not applicable.

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                                              Page 9 of 11 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

         Pursuant to Section 13.7 of the ESOP, Heartland
Bancshares, Inc., acting as the ESOP Committee, has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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                                              Page 10 of 11 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEARTLAND BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:

     /s/ Paul R. Calcaterra                    February 4, 1997
     __________________________________        _________________
     Paul R. Calcaterra, as Trustee            Date

     /s/ B.D. Cross                            February 4, 1997
     __________________________________        _________________
     B.D. Cross, as Trustee                    Date

     /s/ Charles Stevens                       February 4, 1997
     __________________________________        _________________
     Charles Stevens, as Trustee               Date

     /s/ James C. Walker                       February 4, 1997
     __________________________________        _________________
     James C. Walker, as Trustee               Date

     /s/ Randall Youngblood                    February 4, 1997
     __________________________________        _________________
     Randall Youngblood, as Trustee            Date

/s/ Paul R. Calcaterra                         February 4, 1997
_________________________________________      _________________
Paul R. Calcaterra, as an Individual           Date
  Stockholder

/s/ B. D. Cross                                February 4, 1997
________________________________________       _________________
B. D. Cross, as an Individual                  Date
  Stockholder

/s/ Charles Stevens                            February 4, 1997
_________________________________________      _________________
Charles Stevens, as an Individual              Date
  Stockholder

/s/ James C. Walker                            February 4, 1997
_________________________________________      _________________
James C. Walker, as an Individual              Date
  Stockholder

/s/ Randall Youngblood                         February 4, 1997
_________________________________________      _________________
Randall Youngblood, as an Individual           Date
  Stockholder
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                                              Page 11 of 11 Pages

Exhibit A
---------
                Identification of Members of Group
                ----------------------------------

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.